Pricing Supplement dated February 15, 2005
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

PACCAR FINANCIAL CORP.
Medium-Term Notes - Floating Rate
CUSIP# 69371RWV4

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☐ Barclays Capital Inc.
☒ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other: _____;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $50,000,000:	Original Issue Date:	February 18, 2005
Agent's Discount or Commission: 0.20%	Maturity Date:	February 20, 2007
Net Proceeds to Company: $49,900,000	Interest Payment Date(s):	Quarterly on the 18th or next business day of February, May, August and November via modified following business day convention, commencing May 18, 2005

Calculation Agent:

Interest Calculation:
  ☒ Regular Floating Rate Note   ☐ Floating Rate/Fixed Rate Note
  ☐ Inverse Floating Rate Note   Fixed Rate Commencement Date:
    Fixed Interest Rate: Fixed Interest Rate:
  ☐   Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: May 18, 2005
Interest Reset Date(s): Quarterly on the 18th or next business day of February, May, August and November via modified following business day convention.

Interest Rate Basis:
☐ CD Rate	☐ Federal Funds Rate	☐ Prime Rate
☐ Commercial Paper Rate	☒ LIBOR	☐ Treasury Rate
☐ CMT Rate	Designated LIBOR Page:	☐ Other (see attached)
☐ CMT Telerate Page 7051	☐ LIBOR Reuters Page	
☐ CMT Telerate Page 7052	☒ LIBOR Telerate Page 3750	
If CMT Telerate Page 7052:	LIBOR Currency: USD	
☐ Weekly Average		
☐ Monthly Average		

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.09%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
- ☐ 30/360 for the period from ___ to ___ .
- ☒ Actual/360 for the period from February 18, 2005 to February 20, 2007.
- ☐ Actual/Actual for the period from ___ to ___ .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:
  Specified Currency: <u>USD</u> (If other than U.S. dollars see attached)
  Minimum Denominations: _____ (Applicable only if Specified Currency is other than U.S. dollars)
  Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: